The WhiteWave Foods Company
1225 17th Street, Suite 1000
Denver, CO 80202

December 22, 2014
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Brad Skinner, Senior Assistant Chief Accountant
Michael Fay, Staff Accountant

Re:	The WhiteWave Foods Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 10, 2014
File No. 001-35708
Gentlemen:
The WhiteWave Foods Company (the “Company”) acknowledges receipt of that certain comment letter from the staff of the Securities and Exchange Commission dated December 19, 2014 related to the above-referenced filings (the “Comment Letter”). The Comment Letter requests that the Company respond by January 7, 2015. In light of the national holidays and our year-end close over the next 2 weeks, we respectfully request an extension of time to respond to the Comment Letter. We anticipate filing our response to the Comment Letter on or before January 16, 2015.
We appreciate the staff’s assistance with this request. If you have any questions regarding this request, please do not hesitate to contact me at (303) 635-4133 or jim.hau@whitewave.com.
Very truly yours,
/s/ James T. Hau
James T. Hau
Vice President and Chief Accounting Officer

cc:	Kelly J. Hacker, Chief Financial Officer
Roger E. Theodoredis, Executive Vice President, General Counsel